Exhibit 12.1

Discovery Laboratories, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2005
	(in thousands)
Net Loss	$(10,861)	$(11,146)	$(17,443)	$(24,280)	$(46,203)	$(19,142)
Add: Fixed Charges	38	61	199	353	952	527
Adjusted Earnings	(10,823)	(11,085)	(17,244)	(23,927)	(45,251)	(18,615)
Estimated interest component of rent	33	35	55	56	70	93
Interest expense	5	26	144	297	882	434
Total fixed charges	38	61	199	353	952	527
Ratio (1)	__	__	__	__	__	__

(1)
Adjusted earnings, as shown above, were insufficient to cover fixed charges in each period. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.